DIRECT DIAL: 212.451.2307

EMAIL: JSPINDLER@OLSHANLAW.COM

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel Morris

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Global Technologies Corp.
Form S-1
Filed May 14, 2010
File No. 333-166867

Dear Mr. Morris:

We acknowledge receipt of the letter of comment dated June 10, 2010 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Del Global Technologies Corp. (the “Company”) and provide the following supplemental response on its behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of Amendment No. 1 to Form S-1 (“Amendment No. 1”) filed on the date hereof. Capitalized terms used herein and not separately defined have the meanings given to them in Amendment No. 1. Our responses are numbered to correspond to your comments.

General

1.	Please revise your prospectus to fill in the blank spaces and missing terms relating to the rights offering. For example, quantify the number of common shares each right will entitle a holder to purchase throughout your filing; we note the last sentence of the first paragraph of the cover page. Please note that we may have further comments following your revisions.

June 18, 2010

Response: Amendment No. 1 has been revised accordingly throughout the document to fill in various blanks. Please note that pricing and certain share information relating to the rights offering will not be filled in until the effectiveness of the registration statement.

Prospectus Cover Page

2.	Please limit your prospectus cover page to one page as required by Item 501(b) of Regulation S-K.

Response: Amendment No. 1 has been revised as requested. Please see the cover page of the prospectus.

3.	Please revise your prospectus cover page and where appropriate to indicate the latest date to which you may extend the rights offering period. Please also indicate whether subscribers will be able to revoke their exercise in the event that you extend the rights offering. If they will not, please add a risk factor to discuss the risk of submitting an irrevocable subscription to an offering with uncertain termination.

Response: Amendment No. 1 has been revised accordingly. Please see the prospectus cover page and pages 2 and 17 of the prospectus. In the event the rights offering period is extended, subscribers will not be able to revoke their exercise and disclosure to that effect has been added to the risk factor “You many not revoke your subscription exercise, even if the rights offering is extended, and could be committed to buying shares above the prevailing market price.” Please see page 16 of the prospectus.

4.	Based on your disclosure that your largest shareholder has indicated that it intends to exercise all of its rights, it appears that you started the rights offering to this shareholder before you filed this registration statement. Tell us how it would be consistent with Section 5 of the Securities Act to complete the transaction with a registered offering. If the shareholder is excluded from the registered offering, please tell us how you have reflected this in the fee table and revise your prospectus as appropriate.

Response: The Board of Directors, which includes representatives of the largest shareholder, approved the rights offering. At the meeting of the Board of Directors, the director representatives of the largest shareholder voluntarily stated, without any offering by the Company, that the largest shareholder intended to exercise its rights under the rights offering. The Company did not deliver a prospectus or similar document to the shareholder or otherwise make an offer to sell any of its securities. Hence, we do not believe the rights offering was initiated before the filing of the registration statement. We consider the information relating to the intentions of the largest shareholder to be material and therefore included it in the registration statement.

5.	Please tell us whether you intent to file a Form 8-A.

Response: The Company does not intend to file a Form 8-A as the Company does not believe the registration of non-transferrable rights is required. The Company previously registered its common stock.

June 18, 2010

Prospectus Summary

Rights Granted, page 2

6.	Revise to clarify that the subscription rights must be exercised prior to the expiration of the offering or they will terminate.

Response: Amendment No. 1 has been revised accordingly. Please see page 2 of the prospectus.

Non-Transferability of Rights, page 2

7.	Please revise here and elsewhere in the registration statement as appropriate to disclose how you define “affiliates” for the purposes of allowing transfers of the rights. In your discussion on page 23, also disclose all circumstances by which the rights may be transferred by operation of law.

Response: Amendment No. 1 has been revised accordingly. Please see pages 2 and 23 of the prospectus.

Amendment, Extension and Termination, page 2

8.	Please clarify whether the terms of the rights offering may be amended or modified after the expiration date.

Response: Disclosure has been added to page 2 of the prospectus to indicate that the terms of the rights offering may be amended at any time up until September 15, 2010, which is the latest date that the rights offering can be extended to. The terms of the rights offering may not be amended or modified after the expiration date, as extended until September 15, 2010.

Payment Adjustments, page 3

9.	It is unclear why payments made to you in cash by investors would not be returned to investors in cash in the event of termination. With a view toward disclosure, clarify the role of indebtedness and how the adjustment mechanism would operate. Note that we may have further comment after we review your response.

Response: This language should not have been included and has been removed from Amendment No. 1.

Issuance of Our Common Shares, page 4

10.	Please specify how long after the expiration of the rights offering certificates will be issued to holders purchasing shares in the offering.

June 18, 2010

Response: Certificates will be issued within five business days after the expiration of the rights offering. Amendment No. 1 has been revised accordingly. Please see page 4 of the prospectus.

Questions and Answers, page 5

Who will receive subscription rights, page 6

11.	Please revise to clarify whether affiliates may participate in the rights offering. With a view toward disclosure, tell us whether you believe affiliates’ rights and underlying securities would be subject to the resale restrictions of Rule 144.

Response: Amendment No. 1 has been revised accordingly to clarify that affiliates may participate in the rights offering. Please see page 6 of the prospectus. The Company believes affiliates’ rights and underlying securities would be subject to the resale restrictions of Rule 144 and the prospectus has been revised on page 6.

Can the company terminate the rights offering, page 6

12.	Please revise to indicate the approximate length of time that it will take for you to return funds to shareholders in the event you terminate the offering.

Response: Amendment No. 1 has been revised accordingly. Please see pages 6 and 18 of the prospectus.

Have any shareholders, page 7

13.	Please revise to disclose the maximum ownership interest, including the number and percentage of shares, your largest shareholder may acquire without endangering the availability of your next operating loss carryforwards. Also in an appropriate section:

•	disclose how “ownership change” is defined in Section 382 of the Internal Revenue Code,

Response: Amendment No. 1 has been revised accordingly. Please see page 8 of the prospectus.

•	provide more detail regarding how you will ensure that no shareholder exceeds the ownership threshold, and

Response: The subscription certificate provides that any purported exercise of rights which will result in a holder owning more than 5% of the outstanding common stock could be null and void and the holders in signing the certificate must specifically agree to those terms. The Company may reject the subscription of such holders if it will cause them to exceed the ownership threshold. Please see Exhibit 99.1.

June 18, 2010

•	quantify the impact if a shareholder exceeds the ownership threshold.

Response: Amendment No. 1 has been revised accordingly. Please see page 8 of the prospectus.

May shareholders in all states participate, page 7

14.	Clarify the states in which the offering may not occur and the percentage of your securities affected.

Response: Disclosure has been added to clarify that the Company believes the offering may occur in all fifty states. Please see page 7 of the prospectus.

Risk Factors, page 10

Our common stock, page 10

15.	Please revise to identify the non-compliance that resulted in the suspension from trading of your common stock on Nasdaq.

Response: Amendment No. 1 has been revised accordingly. Please see page 10 of the prospectus.

If you do not exercise, page 15

16.	Quantify the dilutive effect if your largest shareholder exercises all of its basic subscription rights assuming (i) the other rights holders do not exercise any rights and (ii) the other rights holders exercise all rights.

Response: Amendment No. 1 has been revised accordingly. Please see pages 15 and 23 of the prospectus.

Expiration of the Rights Offering, page 17

17.	Here and in the summary, please disclose the material factors that you may consider in deciding to extend the rights offering and the period for holders to exercise their subscription rights.

Response: Amendment No. 1 has been revised accordingly. Please see pages 2 and 17 of the prospectus.

Use of Proceeds, page 24

18.	Please provide the disclosure regarding the approximate amount intended to be used for each stated purposes as required by Item 504 of Regulation S-K.

June 18, 2010

Response: Amendment No. 1 has been revised accordingly. Please see page 24 of the prospectus.

19.	We note the statement in the second to last sentence of this paragraph that you are not engaged in any serious discussion regarding a transaction. Please revise to clarify whether you are presently engaged in preliminary discussions regarding transactions or have otherwise identified a transaction to pursue.

Response: Amendment No. 1 has been revised accordingly. Please see the prospectus cover page and page 24 of the prospectus.

Summary of United States Federal Income Tax, page 73

20.	Revise to state unequivocally the tax consequences, not simply what the tax consequences “generally” will be, or what you intend them to be. If you cannot state what the tax consequences are:

Response: Amendment No. 1 has been revised accordingly. Please see pages 73 - 74 of the prospectus.

•	Disclose the reasons for and degree of uncertainty;

•	Describe the potential tax consequences if your expectations prove to be incorrect; and

•	Include appropriate risk factors.

Response: The Company believes that because the revised tax disclosure definitively addresses the tax consequences that no additional disclosure is necessary to address the three bullet points above.

21.	We note your disclosure that you will not obtain an opinion from legal counsel concerning the tax consequences of the rights offering and related share offering. Please provide a tax opinion or explain why an opinion is not required. Refer to Regulation S-K Item 601(b)(8),

Response: We believe a tax opinion should not be required. We believe that the tax treatment of the rights offering as presented is well-settled and none of the issues presented in any way is controversial. In our experience, tax opinions have not been required in other rights offerings. Therefore, we believe the Company should not have to sustain the extra expense of obtaining a tax opinion.

June 18, 2010

22.	Please clarify how investors determine whether the fair market value of their subscription rights is less or more than the 15% threshold mentioned in this section.

Response: The tax disclosure indicates that the Company will advise subscribers if their subscription exceeds the 15% threshold. The language on page 74 has been put in bold to make this point clear. We do not believe any additional disclosure is necessary.

Attached as Exhibit A hereto is a form of the letter from the Company containing the acknowledgments requested at the conclusion of the Comment Letter which will be provided to the Commission at the time acceleration is requested.

Please direct your questions or comments regarding the Company’s responses to the Comment Letter and Amendment No. 1 to the undersigned at (212) 451-2307. Thank you for your assistance.

Sincerely,

/s/ Jeffrey S. Spindler
Jeffrey S. Spindler

Enclosure

cc: Louis Rambo

Exhibit A

DEL GLOBAL TECHNOLOGIES CORP.

100 Pine Aire Drive

Bay Shore, New York 11706

June 18, 2010

Daniel Morris

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, D.C. 20549

Re:	Del Global Technologies Corp. Form S-1 Filed May 14, 2010
File No. 333-166867

Dear Mr. Morris:

We acknowledge receipt of the comment letter of the Securities and Exchange Commission (the “Commission”) dated June 10, 2010, with regard to the above-referenced filing. Del Global Technologies Corp. (the “Company”) acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DEL GLOBAL TECHNOLOGIES CORP.

By:	/s/ John J. Quicke
Name:	John J. Quicke
Title:	President and Chief Executive Officer